Exhibit 99.1

BW LPG Limited – Results of Annual General Meeting 2025

Singapore, 16 May 2025

BW LPG Limited (“BW LPG” or the “Company”, OSE ticker code: “BWLPG.OL”, NYSE ticker code “BWLP”) advises that the 2025 Annual General Meeting was held on 15 May 2025 at 10:00am Singapore time at 10 Pasir Panjang Road, Mapletree Business City #18-01, Singapore 117438.

The following resolutions were passed:

1.	To adopt the Directors’ Statement, Audited Financial Statements and the Auditor’s Report.

2.	To re-elect the following persons as Directors:

(a)	Mr. Andreas Sohmen-Pao

(b)	Ms. Anne Grethe Dalane

(c)	Ms. Sonali Asit Chandmal

(d)	Mr. Luc Bernard Marie Gillet

(e)	Mr. Sanjiv Misra

3.	To re-appoint Mr. Andreas Sohmen-Pao as Chairman of the Board of Directors.

4.	To appoint the following persons to the Nomination Committee:

(a)	Ms. Alicia Yik Jie Ting as a member of the Nomination Committee

(b)	Ms. Elaine Yew Wen Suen as Chair of the Nomination Committee

5.	To approve the fees payable to the Directors and Committee Members as reflected in the Notice of Annual General Meeting.

6.	To approve the re-appointment of KPMG LLP as Auditor and authorise the Directors to fix its remuneration.

7.	To approve the proposed Share Buy-Back Mandate as described in item 8 in the Notice of Annual General Meeting

8.	To approve the proposed Share Issue Mandate as described in item 9 in the Notice of Annual General Meeting.

For further information, please contact:

Samantha Xu
Chief Financial Officer
E-mail: investor.relations@bwlpg.com

About BW LPG

BW LPG is the world’s leading owner and operator of LPG vessels, owning and operating a fleet of more than 50 Very Large Gas Carriers (VLGCs) with a total carrying capacity of over 4 million CBM. With five decades of operating experience in LPG shipping, an in-house LPG trading division and a growing presence in LPG terminal infrastructure and distribution, BW LPG offers an integrated, flexible, and reliable service to customers along the LPG value chain. Delivering energy for a better world - more information about BW LPG can be found at https://www.bwlpg.com.

BW LPG is associated with BW Group, a leading global maritime company involved in shipping, floating infrastructure, deepwater oil & gas production, and new sustainable technologies. Founded in 1955 by Sir YK Pao, BW controls a fleet of over 450 vessels transporting oil, gas and dry commodities, with its 200 LNG and LPG ships constituting the largest gas fleet in the world. In the renewables space, the group has investments in solar, wind, batteries, and water treatment.

This information is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.